Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group and its subsidiaries on a consolidated basis.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Operating income from continuing operations	$333,676	$345,676	$367,824	$438,736	$357,861
Add—Fixed charges	119,698	94,659	55,327	47,664	40,039

Operating income from continuing operations before fixed charges	$453,374	$440,335	$423,151	$486,400	$397,900

Fixed Charges:
Interest	$104,348	$78,375	$39,551	$34,967	$29,966
Other (c)	15,350	16,284	15,776	12,697	10,073

Total fixed charges	$119,698	$94,659	$55,327	$47,664	$40,039

Ratio of earnings to fixed charges (d)	3.79	4.65	7.65	10.20	9.94

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•

earnings for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of the equity public offering as described in Note 1 of the accompanying Notes to Consolidated Financial Statements, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges,

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	Other fixed charges consists of the interest factor in rentals.

(d)	The results of operations for periods until the equity public offering and the financing transactions on May 10, 2005 are not comparable to results of operations for subsequent periods as described below.

•

payment for services rendered by Lazard Ltd’s managing directors, which, as a result of Lazard Group operating as a limited liability company, historically had been accounted for as distributions from members’ capital, or in some cases as minority interest, rather than as compensation and benefits expense. As a result, Lazard Group’s operating income historically has not reflected payments for services rendered by its managing directors. For periods subsequent to the consummation of the equity public offering, the consolidated financial statements of Lazard Group include all payments for services rendered by its managing directors in compensation and benefits expense.

•	the use of proceeds from the financing transactions.

•	the net incremental expense related to the financing transactions.